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March 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted January 18, 2023 with CIK No. 0001959726

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 16, 2023 on the Company’s Draft Registration Statement on Form F-1 previously submitted on January 18, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form F-1

Cover Page

1.

Please revise here and in the prospectus summary to state, as you do on page 45, that you do not currently intend to rely on the controlled company exemptions from certain corporate governance requirements. Revise the risk factor regarding the controlled company exemptions to state that, if you take advantage of the exemptions, you also will be exempt from the requirements regarding compensation and nominating committees. As a related matter, please revise the cover page and page 9 to state that Dr. Houqi Zhang will be able to control the management and affairs of your company and most (or all, as applicable) matters requiring stockholder approval following the offering. Include a separate risk factor regarding this risk.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on cover page, page 11, 18, 48 and 76 in accordance with the Staff’s instructions.

2.

We note your disclosure regarding the Holding Foreign Companies Accountable Act and the PCAOB. Here and throughout your prospectus where you discuss the HFCAA and PCAOB, please revise to include the name of your auditor and to reflect that Congress has shortened the inspection period under the HFCAA from three years to two years. Revise to include this disclosure in your prospectus summary, as well.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on cover page, page 9, 10 and 54 in accordance with the Staff’s instructions.

3.

We note your disclosure about your plan to distribute dividends to shareholders. Please revise to further describe how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to each of these other discussions in the prospectus summary, summary risk factors and risk factors sections.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on cover page, page 7, 8, 67, 106 and 107 in accordance with the Staff’s instructions.

4.

On the cover page you state that “the Company” and “our Company” refers to Autozi Internet Technology (Global) Ltd., and that “we,” “us” and “our” refer to Autozi Internet Technology (Global) Ltd. and its subsidiaries. However, on page 10 you state that “we,” “us,” “our company,” “the Group” and “our” refer to Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company and its subsidiaries. Please revise for consistency and accuracy. Also include a definition of “PRC subsidiaries” and “operating subsidiaries,” as you use those terms throughout the prospectus.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 12 in accordance with the Staff’s instructions.

5.

We note your disclosure on page 7 that you do not have any cash management policy regarding the transfer of cash between your subsidiaries. Please revise such disclosure to state, if true, that you also do not have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors. Include such disclosure, as revised per the preceding sentence, on the cover page, as well.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on cover page, page 8, 9 and 107 in accordance with the Staff’s instructions.

6.

Disclose on the cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Also include disclosure in the Risk Factors section explaining whether there are laws and regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on cover page and page 60 in accordance with the Staff’s instructions.

7.

Please balance the disclosure in the summary by addressing the performance challenges that you face. In this regard, we note your significant working capital deficiency and net losses for the fiscal years ended September 30, 2021 and 2022, including losses incurred or experienced as a result of COVID-19. Please also, to the extent practicable and material, quantify the various impacts of COVID-19 discussed in the risk factor on page 32.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 2 and 36 in accordance with the Staff’s instructions.

Recent Regulatory Developments

Potential CSRC Filing Requirements, page 4

8.

Please revise to describe the conditions of the Draft Overseas Listing Regulations which you state, if enacted in its current form, may subject you to additional compliance requirements in the future. Please consider the addition of risk factor disclosure relating to this discussion.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 4, 5, 55 and 56 in accordance with the Staff’s instructions.

Corporate History and Structure

Our Corporate History and Structure, page 5

9.

Please describe any contracts or arrangements between the offshore and onshore companies, including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries. State that you may incur substantial costs to enforce the terms of any such arrangements. Also revise the diagram on page 7 to indicate the persons that own minority interests in the depicted entities.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 5, 6, 92 and 93 in accordance with the Staff’s instructions.

Holding Company Structure, page 7

10.

We note your disclosure about the structure of cash flows within your organization and that you have, from time to time, transferred cash between your PRC subsidiaries to fund their operations. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe the restrictions on foreign exchange, as referenced under Regulations Relating to Foreign Exchange on pages 153 and 154, and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 7, 8, 106 and 107 in accordance with the Staff’s instructions.

Implications of Being a Foreign Private Issuer, page 8

11.

Please explain how, given your dual-class structure with different voting rights, you will determine whether more than 50% of your outstanding voting securities are held by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

In response to the Staff’s comments, the Company respectfully submits that under Rule 405 of the Securities Act of 1933 and Rule 3b-4 of the Securities Exchange Act of 1934, the Company will automatically qualify as a foreign private issuer if (1) the Company is incorporated outside the United States and (2) more than half of its voting securities are owned of record by non-US residents. Under Securities Act Rules Compliance and Disclosure Interpretation 203.17, an issuer may choose between the absolute number of voting securities held outside and inside the United States, or the voting power held outside and inside the United States. First, Autozi Internet Technology (Global) Ltd. was incorporated under the laws of the Cayman Islands. Second, as disclosed in the prospectus, all of our currently issued ordinary shares are held by record holders outside the United States. Upon the completion of this offering, we will adopt a dual-class structure which consists of Class A ordinary shares and Class B ordinary shares and Dr. Houqi Zhang, the sole beneficial owner of then issued and outstanding Class B ordinary shares and a non-US resident, will beneficially own more than 50% of the aggregate voting power of our total issued and outstanding shares. Therefore, the Company qualifies as a foreign private issuer by meeting the above two requirements.

Our Challenges, page 10

12.

Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 16, 32 and 35 in accordance with the Staff’s instructions.

Risk Factor, page 18

13.

Please revise to add a risk factor to discuss the types of inflationary pressures that have materially impacted your operations and how your business has been affected. In this regard, we note your disclosure on page 37 that China’s overall economy and the average wage have increased in recent years and are expected to continue to grow; and on page 104 that inflationary factors, such as increases in supply costs as well as personnel and overhead costs, could impair your operating results.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 50 in accordance with the Staff’s instructions.

We are subject to a variety of laws and regulations regarding cybersecurity and data protection..., page 53

14.

We note your disclosure regarding cybersecurity and data protection, your belief that you are not subject to the cybersecurity review by the CAC, nor engaged in any activity that is subject to security assessment as outlined in the Data Transfer Measures, and your disclosure about the potential impact given the uncertainties about interpretation and implementation. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on cover page and page 58 in accordance with the Staff’s instructions.

Capitalization, page 81

15.

In the line item “Ordinary shares,” please show information separately for undesignated shares before the offering, and each of Class A and Class B shares after the offering so that investors may have a clear understanding of your equity structure before and after the offering.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 86 in accordance with the Staff’s instructions.

Dilution, page 82

16.

Please clarify here that your equity structure after the offering will consist of a dual class structure in which ordinary shares will consist of both Class A and Class B whereas prior to the offering there is only one undesignated class of ordinary shares.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on cover page and page 87 in accordance with the Staff’s instructions.

17.

In the second paragraph you state, “[d]ilution is determined by subtracting net tangible book value per both Class A and Class B ordinary share, after giving effect to the additional proceeds we will receive from this offering.” It appears this measure should be described as “pro forma.” Please advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 87 in accordance with the Staff’s instructions.

18.

In the third paragraph you state “our pro forma as adjusted net tangible book value as of September 30, 2022 would have been ..., or US$ per ordinary share.” For consistency with your disclosure in this section, it appears the per share amount should be referred to as “per Class A and Class B ordinary share.” Please revise or advise.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 87 in accordance with the Staff’s instructions.

19.

In the table you present “Pro forma net tangible book value per both Class A and Class B ordinary share.” Please explain to us and disclose what this represents and how it differs from “Pro forma as adjusted net tangible book value per both Class A and Class B ordinary share after giving effect this offering.”

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 87 in accordance with the Staff’s instructions.

Enforcement of Civil Liabilities, page 84

20.	Please revise to identify the directors, executive officers, and members of senior management that are located in China and Hong Kong.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 89 in accordance with the Staff’s instructions.

Management Discussion and Analysis and Results of Operations

Our ability to continue to expand the size and scope of our MBS store network, page 90

21.	Please revise to describe how you have continuously expanded your MBS store network. Quantify the number of MBS stores you have opened during the fiscal years ended September 30, 2021 and 2022.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 95 in accordance with the Staff’s instructions.

Going Concern, page 97

22.

Please revise here, in your Prospectus Summary and Risk Factors, to highlight the auditor’s explanatory paragraph regarding your ability to continue as a going concern. As a related matter, disclose here an estimate of the financing required to continue your operations for the next twelve months, including description and quantification of your material cash requirements. Please also discuss the terms of your related-party loans and bank borrowings which you describe as primary sources of liquidity and disclose your total current liabilities. For further guidance on the discussion of liquidity and capital resources refer to Securities Act Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 2, 24, 102 and 103 in accordance with the Staff’s instructions.

23.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 103 in accordance with the Staff’s instructions.

24.

Please revise to discuss how the removal of your credit line business or defaults by third parties who currently benefit from this business may impact your business. In this regard, we note your risk factor disclosure on page 36 regarding the guarantees you provide to third parties.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 103 and 104 in accordance with the Staff’s instructions.

Cash Flows

Operating activities, page 98

25.

Your discussion appears to be focused on how operating cash flows were derived for each period rather than an analysis of why operating cash flows materially varied from period to period. Also, you should also discuss the operational reasons for the negative operating cash flows for the periods presented and explain how you intend to meet your cash requirements and maintain operations in the future. For example, discuss the underlying factors contributing to the net losses that also contributed to the negative operating cash flows. Refer to instruction 1 to “Instructions to Item 5” in Form 20-F and section IV.B.1 of Release No. 33-8350 and revise your disclosure as appropriate. Also, discuss if the negative operating cash flows is a known trend pursuant to Item 5.D of Form 20-F and your expectations of this condition continuing.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 104 and 105 in accordance with the Staff’s instructions.

Management

Corporate Governance

Compensation of Directors and Executive Officers, page 173

26.	Please update your executive compensation disclosure to reflect the most recently completed fiscal year, and revise your Related Party Transactions disclosure through the date of the prospectus.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 180 in accordance with the Staff’s instructions.

Principal Shareholders, page 174

27.

Please revise to identify the natural persons with voting and dispositive power over the ordinary shares held by Huachuang (Fujian) Equity Investment Enterprise (Limited Partnership) and JiuZhou JY Investment Limited.

In response to the Staff’s comments, the Company respectfully advises that (1) to its best knowledge, it is unable to ascertain, without unreasonable expense, the natural persons with voting and dispositive power over the ordinary shares held by CPEC Huakai Private Equity (Fujian) Co., LTD. which controls Huachuang (Fujian) Equity Investment Enterprise (Limited Partnership) and (2) Fude Jinrong (Shenzhen) Holding Ltd., the largest shareholder of Funde Sino Life Insurance Co., Ltd., holds 20.0% shareholding of Funde Sino Life Insurance Co., Ltd., therefore there is no natural persons with voting and dispositive power over the ordinary shares held by JiuZhou JY Investment Limited.

Description of Share Capital

Ordinary Shares

Conversion, page 177

28.

Please revise to disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders, as you do on page 70 in your risk factors disclosure. Please also disclose the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 75 and 185 in accordance with the Staff’s instructions.

Financial Statements, page F-1

29.

The financial statements are described as “consolidated.” However, based on information in notes 1(b) and (c) in the notes to the financial statements regarding the common control of the entities reflected in the financial statements, as well as that the WFOE was not formed until after the date of the latest balance sheet presented, it appears the financial statements should be described as “combined.” Refer to ASC 810-10-45-10 for guidance. Please revise your presentation as appropriate or advise. Also, have your audit firm give consideration of this in describing the financial statements in its opinion.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company had regarded the establishment of WOFE and the completion of the Reorganization subsequent to the date of the latest balance sheet but before the issuance of this financial statement was a significant subsequent event to be reflected in the financial statements. Since the Reorganization has already been determined before the available issuance of the financial statement, and the Reorganization is considered to be a transfer of net assets between entities under common control, the receiving entity reflects the transfer as a change in the reporting entity on a retrospective basis. The current capital structure had been retroactively presented in prior periods as if such structure existed at that time. The Group had applied all necessary elimination of intra-entity transactions and profits or losses, recognition of noncontrolling interests, foreign operations, or income taxes, etc. to prepare these financial statements and believed there would be no differences in numbers and presentation either describing combined or consolidated basis. Therefore, the Company considered that there would not have any material misleading impact to describe the financial statements as “consolidated” and chose to keep this description.

Consolidated Balance Sheets, page F-3

30.

“Advances to suppliers” is the single largest of your current and total assets, yet there is no disclosure in the notes to the financial statements as to what this represents. Disclosure on page 98 says advances are for business operation needs without further specification. Please expand your disclosure as appropriate. Refer to ASC 235-10-50-1 for guidance.

In response to the Staff’s comments, the Company has expanded the disclosure in the Revised Draft Registration Statement on page F-22 to add a footnote with disclosure what advance to suppliers represents in accordance with the Staff’s instructions.

31.

The statements of cash flows present a line item for “advance from customers” but we do not see a line item for this in the balance sheets or reference in the notes to the financial statements as to its location. Please disclose where such amounts are recorded in the balance sheets.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page F-6 to use the caption of “deferred revenues” which is consistent with item in the balance sheets and elsewhere in this prospectus in accordance with the Staff’s instructions.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

32.

Your discussion on page 97 attributes the $1.2 million investment income recognized during the fiscal year ended September 30, 2021 to the gains of disposals of subsidiaries. Please disclose in the notes to the financial statements:

1. The accounting policy for the disposals of your subsidiaries;

2. The terms of the disposals that resulted in the $1.2 million gain; and

3. How the transactions are reflected in the statement of cash flows.

Also refer to ASC 360-10-50-3 and 3A for further disclosure requirements.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page F-6, F-10 and F-21 to reflect the transactions in the statement of cash flow, add an accounting policy for deconsolidation of subsidiaries and a footnote to disclose the facts, timing and gain recognized from the disposal of subsidiaries in accordance with the Staff’s instructions. The Company also respectfully informs the Staff that the disposal of subsidiaries did not represent a strategic shift and did not have a major effect on the Group’s operation.

Notes to Consolidated Financial Statements

1. Organization and principal activities

(a) Principal activities, page F-7

33.

You refer to MBS stores here. It appears from elsewhere in the filing all but one of these stores is independently owned. To help us better understand the purpose of these stores and how you utilize them to conduct your operations and generate revenue, please address the following for us:

1.	Whether the stores conduct sales of new vehicles and if so, which party (you or storeowners) transacts the sale.

2.	Whether stores have on site products (vehicles, parts, accessories) and provide services. If so, tell us the source of the products and how the services are provided.

3.	How each of you and store owners generate revenue through the stores and the attribution of revenue to each.

4.

Whether the stores conduct walk in sales to end users (that is, sell products and services at the counter). If so, explain which party (store owners or you) recognizes revenue from these sales and tell us why this treatment is appropriate.

5.

You state elsewhere in the filing “Through our online interfaces ... MBS store owners to increase their customer base and improve the business profitability ...” Describe how MBS store owners’ profitability is improved through your online interfaces.

In response to the Staff’s comments, the Company respectfully informs the Staff the following clarifications:

(1) The Group conducts sales of both parallel imported vehicles and new energy vehicles. For parallel imported vehicles, the Group sells them to end customers directly without involvement of MBS stores. For new energy vehicles, the Group cooperates with MBS stores to display the new energy vehicles principally and, therefore, the Group, not the MBS stores, will directly transact the sale with customers, which only accounts a small amount of the Group’s historical revenues in fiscal year ended September 30, 2021 and 2022. The Group will vigorously develop this sales pattern in the future. Accordingly, it only refers to parts and accessories when mentioning products in the following responses to this comment.

(2) There are immaterial quantity of on-site products, only including parts and accessories placed in smart-cabinet owned by the Group in MBS stores. When the parts and accessories are taken out by MBS store owners for their use, the Group transfers such products to MBS stores. The Group reconciles the transferred parts and accessories with MBS stores monthly and collects consideration. The Group purchases the parts and accessories from different parts suppliers.

MBS stores also provide value-added maintenance service and repair service based on the requirement of the Group. The Group contracts with the insurance companies to provide value-added maintenance service and repair service. MBS stores cooperate with the Group to deliver the specific services required by the Group in practice when exact service order is generated and the Group is primarily responsible for the service quality to the insurance companies.

(3) As for sales of products (parts and accessories), the Group generates revenue from direct sales of parts and accessories to the MBS stores placed in the smart-cabinet. The MBS stores generate revenue from using parts and accessories to repair and maintain the vehicles.

As for services, the Group generates revenue from providing value-added maintenance and repair services in bulk to insurance companies and taking full responsibility in all aspect of service quality and post-service complaints, and MBS stores generate revenue from the Group’s payment for each exact service delivery.

(4) From the perspective of the Group, the Group does not conduct walk-in sales in cooperative MBS stores. However, since MBS stores cooperate with the Group, rather owned by the Group, they also conduct their own service including walk-in sales, that is outside the Group’s business.

For the sales of products (parts and accessories), the Group only provides parts and accessories to MBS stores. Generally, only MBS stores have a demand for parts and accessories for repair and maintenance of vehicles, and individual vehicles owners do not have such direct demand. The Group recognizes revenue when the parts and accessories are taken out by MBS store owners from smart-cabinet for their use, that is the point of time when the Group transfers such products to MBS stores.

For the provision of services, if the service order is designated by the Group for its customer insurance companies, the Group recognizes revenue from insurance companies and pays the MBS stores for the service cost. If the service requirement is from walk-in customer, not from Group, the MBS stores recognize revenue directly as this is their own business, and settled with the MBS store monthly.

(5) We are currently committed to develop the online interfaces which covers all business segments of new vehicles, accessories, insurance, guest marketing, platform query and store operation management (member management, inventory management, etc.), providing MBS stores with system tools that are able to increase operation efficiency and inventory turnover rate. Based on such online interfaces, MBS stores are empowered to provide a variety of business options and expand their business scope by our supply chain network, so as to increase their profitability and customer base in the future.

3. Summary of significant accounting policies

(k) Convertible bond, page F-12

34.

You disclose in note 10 that your convertible bonds may be converted into 1.2% equity interest of Autozi China. Please clarify whether this 1.2% is fixed regardless of future equity issuances and if so, disclose how you plan to account for the potential change in the conversion price. Provide an analysis and the appropriate accounting guidance to support your accounting.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page F-24 to clarify that the convertible bonds may be converted in full into 462,852 ordinary shares of Autozi China (which represents a fixed conversion price of RMB64.82 per share) which was determined as 1.2% equity interest of Autozi China on a determined base date.

(l) Revenue recognition, page F-13

35.

Based on your disclosure in the first paragraph on page 1 under “Overview,” it appears you are the intermediate party that through your platform connects automotive manufacturers, auto parts manufacturers, and insurance companies with MBS stores and automotive owners. To help us better understand why you consider yourself as the principal rather than an agent in the conduct of your business, please address the following for us:

1. When and how you obtain control over products (vehicles, parts and accessories) before they are transferred to customers and what that control constitutes. Include how and when you obtain ownership (legal title) of products and for how long you have ownership before they are sold.

2. Tell us whether you have inventory risk before products are transferred to customers and how you have the ability to direct the use of products before they are transferred to customers.

3. How you determine the price of products sold and how the cost of the products you sell is determined.

4. Whether you directly pay suppliers for products you obtain before products are sold or if payment to suppliers is made after you collect the sale price from purchasers.

5. Whether you obtain products that you hold in inventory for potential sale (that is, the products obtained are not pre-sold at the time you obtain them).

6. Explain to us the full process of how parallel import sales are transacted, including (i) all parties involved and their roles, (ii) the timing of each step in the process, (iii) how, when and to who consideration is transferred throughout the process and (iv) how vehicles are selected for sale through this channel. Tell us how and when you obtain control and inventory risk of vehicles in these transactions.

In response to the Staff’s comments, the Company respectfully advices the Staff that the disclosure in the first paragraph on page 1 under “Overview” also comprehensively covers the Company’s mission and strategic target of its role in this industry. Regarding the conduction of its business, the Company respectfully advices the Staff the following clarifications:

(1) The Group obtains the control and legal title of the vehicles upon its acceptance with obtaining a full set documents of each vehicle with identical vehicle identification number (“VIN”), inclusive of signed contract, signed vehicle receipt notes, VAT invoice, also The Customs of The People’s Republic of China Certificate of Importation of Cargo (Vehicle), Import Motor Vehicle Inspection Sheet issued by Entry/Exit Inspection and Quarantine Bureau of the People’s Republic of China for parallel imported vehicles. Usually, the Group has the ownership of vehicles for approximate one months before vehicles are sold out.

The Group obtains the control and legal title of parts and accessories upon its acceptance of products shipped by the suppliers with signed contract, goods receipt notes, VAT invoice. After the Group accepts the parts and accessories, the Group has the ability to direct the use of, and obtains substantially all of the remaining benefits from the assets by selling them. Usually, the Group has the ownership of parts and accessories approximate from ten days to one month before they are sold out.

(2) The Group has inventory risk before it transfers the products to the customers because it bears the risk of loss due to factors such as physical damage, decline in value, or obsolescence, and it does not have unconditional right to return the products to the upstream suppliers. The Group has the ability to direct the use of products by the means of displaying and test drive and is entitled to selling products.

(3) The Group maintains a dynamic purchase price list of parallel-import vehicles by making inquiries with suppliers which is the basis of cost of vehicles. Cost is usually adjusted for customizations if needed. The Group further determines a markup to set selling price taking into factors such as the scarcity of vehicles and customer demand into account. The Group also applies cost-plus methods to parts and accessories by obtaining purchase price first and then determining the selling price with certain markup according to market supply and demand.

(4) Full advance payment to suppliers is required for purchase of products and advanced collection of full amount consideration is also need for sales of products. However, the Group does not exactly settle the payment to suppliers by making use of corresponding sales consideration. For parallel imported vehicles, the Group usually collects full amount deposit from downstream and then pay suppliers because parallel imported vehicles are usually customized. For parts and accessories, the Group may directly pay suppliers directly before products are sold because such products are standardized and could be sold to most customers.

(5) Whether the Group obtains products that it holds in inventory for potential sale depends on the type of products. For sales of parallel imported vehicles, the Group obtains potential order and full deposit from the customers and purchases the specific vehicle for the delivery. For sales of other vehicles, parts and accessories, the Group also does not determine the specific customers when obtaining the products.

(6) The Group first receives potential orders from its downstream customers. The Group then looks for specific available vehicles from upstream suppliers. Once the vehicle model is determined, the Group sets the selling price by adding certain markup at its own discretion based on supplier quotation and collects full amount deposit from the end customers. After the Group pays the upstream suppliers the full amount of purchase consideration, the suppliers will deliver the vehicles to the Group in spot which have already placed in Tianjin Port Warehouse required by the parallel-import vehicle regulator before the Group transports such vehicles to the end customers.

The Group obtains control of the vehicles by obtaining a full set documents of each vehicle with identical vehicle identification number, inclusive of signed contract, signed vehicle receipt notes, The Customs of The People’s Republic of China Certificate of Importation of Cargo (Vehicle), Import Motor Vehicle Inspection Sheet issued by Entry/Exit Inspection and Quarantine Bureau of the People’s Republic of China, and VAT invoice from suppliers. Upon the Group’s acceptance of vehicles and above materials, the Group owns the legal title and is able to direct the use of vehicles. Before the Group sells vehicles to downstream customers, the Group bears the risk of loss due to factors such as physical damage, decline in value, or obsolescence, and we do not have unconditional right to return the car to the upstream importer. Since the parallel imported vehicles available in Tianjin Port Warehouse, the Group enters into contract and sells the vehicles to the end customers either by their pickup or delivery to place designated by end customers. The duration from our purchases to sales is approximately one month.

36.

Please explain to us in detail the process in generating revenue from parallel-import sales. For example, tell us how you (i) receive orders from customers for vehicles, (ii) obtain/acquire the vehicles, (iii) determine your cost of the vehicles you obtain/acquire, (iv) determine the sales price of the vehicles you sell, and (v) when and how the cost and sale amounts are transferred and to who. Identify all parties in this sales channel and their roles, and describe all amounts exchanged in the process.

In response to the Staff’s comments, the Company respectfully informs the Staff the following clarifications on the detailed process in generating revenue from parallel-import sales as below.

i) The Group first receives potential order from its downstream customers. The Group then looks for specific available vehicles from upstream suppliers.

ii) Once the vehicle model is determined, the Group sets the selling price by adding certain markup at its own discretion based on supplier quotation and collects full amount deposit from the end customers. After the Group pays the upstream suppliers the full amount of purchase consideration, the suppliers will deliver the vehicles to the Group in spot which have already placed in Tianjin Port Warehouse required by the parallel-import vehicle regulator before the Group transports such vehicles to the end customers. The Group obtains control of the vehicles since the vehicles have arrived at Tianjin Port Warehouse by with a full set documents of each vehicle with identical vehicle identification number (“VIN”), inclusive of signed contract, signed vehicle receipt notes, The Customs of The People’s Republic of China Certificate of Importation of Cargo (Vehicle), Import Motor Vehicle Inspection Sheet issued by Entry/Exit Inspection and Quarantine Bureau of the People’s Republic of China, and VAT invoice from suppliers. Upon the Group’s acceptance of vehicles and above materials, the Group owns the legal title and is able to direct the use of vehicles.

iii) The Group maintains a dynamic purchase price list of parallel-import vehicles by making inquiries with suppliers which is the basis of cost of vehicles. Cost is usually adjusted for customizations if needed.

iv) Selling price is determined by adding certain markup based on purchase price taking into account factors such as the scarcity of vehicles and customer demand.

v) Once the vehicle model is determined, the Group collects full amount deposit from the end customers. Further, the Group pays the upstream suppliers to obtain the vehicles. And then the Group will transfer vehicles to end customers.

37.

When you are considered to be the responsible party under the regulations specified under “Regulations” (for example, you are deemed as the manufacturer), please explain to us and disclose how you account for liabilities associated with defective autos, guarantees for family car products, and product recall, quality guarantee and after sales service associated with parallel imported vehicles.

In response to the Staff’s comments, the Group respectfully informs the Staff that the Group as the seller, is responsible for the defectives within the quality guarantee period. Meanwhile, as a market practice of parallel imported vehicles industry in China, the end customers always purchase a comprehensive insurance to cover all potential damages for the parallel imported vehicles due to its high pricing, customization and difficulty to judge the cause of defectives. According to historical experience, the Group has not received any claim and product recall for parallel imported vehicles, therefore the Group did not recognize related warranty liability bases on the best estimation.

38.

In regard to your automotive insurance related services, please explain to us whether you specifically provide these services and, if so, how you do or if you arrange for other parties to perform these services.

In response to the Staff’s comments, the Group respectfully informs the Staff that the Group specifically provides these services and also arranges other parties (i.e., MBS stores) to perform these services.

The Group contracts with insurance companies to provide insurance related services during the term of contract and to provide the specific service order by order. For value-added maintenance service, when insured car owners of our customer insurance companies require washing, interior sterilization and other after-sales services, the Group arranges the MBS stores to actually provide washing and interior sterilization services according to the availability and distance of MBS stores, while the Group is responsible for the satisfaction of services. For claim and repair service, when insured cars are scratched or encounter an accident, the Group assists damage assessment and claim settlement process, and further arranges MBS stores to repair the damaged insured vehicles in practice. For insurance intermediation service, the Group cooperates with insurance agencies to sell insurance products by promoting products and collecting information, and MBS stores may also promote products for the Group when providing daily services to car owners.

(x) Mezzanine equity, page F-19

39.

Please revise your disclosure to clarify whether the adjustment to the carrying amount of redeemable noncontrolling interests to the redemption value is determined after the attribution of Autozi Internet Technology’s net loss. Refer to ASC 480-10-S99-3A16.c for guidance. Please give similar consideration to the redeemable principal interests.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page F-4, F-5 and F-27 to add the attribution of Autozi Internet to the both redeemable principal interests and redeemable noncontrolling interest first and then adjust the carrying amount of mezzanine equity to the redemption value in accordance with ASC 480-10-S99-3A16.c.

17. Related party transactions

Amounts due from related parties, page F-32

40.

We note that Changsha Tongjie made minimal repayment during the fiscal year ended September 30, 2022 toward the loan that was outstanding at September 30, 2021. In light of your disclosure that you fully impaired your 15% equity interest in Changsha Tongjie, please tell us why you believe that the amount due to you is recoverable.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company impaired 15% equity interest in Changsha Tongjie mainly due to the predicted unrealizable recoverability of the investment balance in Changsha Tongjie due to the operation results of Changsha Tongjie. However, the Group required Changsha Tongjie to reserve liquidity resource for the repayment of borrowing from the Group and kept monitoring its liquidity. So far, Changsha Tongjie has repaid the loan and interest to the Group in accordance with repayment schedule.

Exhibit Index, page II-5

41.

Please file as an exhibit the Warrant Agreement which you entered into as part of your organization for the purpose of this offering and listing and a form of multi-brand service store agreement, or tell us why you do not believe you are required to file them. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comments, the Company has filed a form of Warrant Agreement and three forms of multi-brand service store agreement as exhibits in accordance with the Staff’s instructions.

General

42.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

In response to the Staff’s comments, the Company has not engaged in any written communications with any potential investors as of the date of this response letter. Should any written communications be made in the future, the Company will provide them to the Staff in due course.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Yang Ge